SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Libra consortium signs letter of intent for charter of its

1st FPSO for Extended Well Tests

Rio de Janeiro, October 9, 2014  – Petróleo Brasileiro S.A. – Libra Consortium has signed a letter of intent with Odebrecht/Teekay (OOG-Teekay), winner of a tender process, for the charter of a FPSO-type platform (floating production, storage and offloading) designed for the extended well test campaign at the Libra area, in Santos Basin pre-salt.

The delivery of the FPSO and the start-up of the first extended well test are scheduled for the fourth quarter of 2016. The plan is to conduct tests in several areas of the block, in order to evaluate the production performance and acquire information about the Libra area. Based on these data, future definitive production systems will be later designed.

For each of these tests, two wells will be connected to the FPSO: one oil producer and one gas injector. These extended well tests will be the first ones in the global oil industry to carry out a gas reinjection system. The platform will have a processing capacity of 50 thousand barrels of oil per day and a gas injection capacity of 4 millions m3/day. The larger part of the produced gas volume will be re-injected into the reservoir for pressure maintenance and a small part will be consumed during the operations.  The FPSO will be operated by a company to be formed by Odebrecht and Teekay.

Two wells have already been spudded

The effort to reach first oil and initiate the production in the Libra area,  one of the largest discoveries already made in Brazil, continues at an accelerate pace. In addition to the signing of the letter of intent for the FPSO charter, the consortium has already spudded two exploration wells in the block.

Located in the Santos Basin, at a distance of 183 kilometers off the city of Rio de Janeiro coast, Libra has 1,500 square kilometers, slightly bigger than the whole city of Rio de Janeiro. According to the Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP), the estimated recoverable volume of oil and gas in Libra ranges from 8 to 12 billion of barrels of oil equivalent (boe).

The extension of the Libra reservoir (in blue) compared to the city of Rio de Janeiro

The consortium of Libra is a partnership between Petrobras (operator, with 40%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%), having the newly created state company Pré-Sal Petróleo S.A. (PPSA) in the management of the contract. Libra has been the first area auctioned by ANP under the production sharing regime and the contract was signed in December 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.